UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-3A-2

   Statement By Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                       MIDAMERICAN ENERGY HOLDINGS COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof.

     A. MidAmerican Energy Holdings Company - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          The  following   companies  are  subsidiaries  of  MidAmerican  Energy
          Holdings Company as defined by Section 2(a):

     B. Utility Subsidiaries
        --------------------
        100% Owned
          MidAmerican  Energy  Company  -  Organized  as  a  public  utility  to generate, transmit, distribute and market electric energy and to distribute and market natural gas. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          i.  100% owned by MidAmerican Energy Company

            CBEC Railway Inc. - Organized to own and operate rail  facilities for the transportation of coal. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

            MidAmerican Energy Financing I - Organized as a statutory  business trust holding MidAmerican 7.98% Series A Debentures due 2045.

            MidAmerican Energy Funding Inc., - Organized to purchase MidAmerican
              Energy Company's accounts receivable. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

     C. Nonregulated Business Subsidiaries
        ----------------------------------
        100% Owned

          i. MidAmerican Capital Company - Organized as a holding company for nonregulated business subsidiaries. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               a.  100% Owned by MidAmerican Capital Company

               A/C Security Systems, Inc. - Organized to provide security services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               AmGas, Inc. - Organized to market nonregulated natural gas to end users. Incorporated in Iowa. Headquartered in Dallas, Texas.
               Cimmred Leasing  Company - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.
               InterCoast  Capital  Company - Organized  to invest in and manage securities. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.
               InterCoast  Energy  Company -  Organized  to market  nonregulated electric energy, and produce and market oil and gas. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               InterCoast  Global   Management,   Inc.  -  Organized  to  manage
                    securities investments. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               InterCoast  Power  Company -  Organized  to  manage  nonregulated electric energy investments. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               InterCoast  Power   Marketing   Company  -  Organized  to  market
                    nonregulated electric energy. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               InterCoast  Trade  &  Resources,   Inc.  -  Organized  to  market
                    nonregulated oil and gas. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               IWG Co. 8 - Organized to invest in nonregulated hydropower projects or companies. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               MHC Investment Company - Organized to invest in, develop and/or manage investments and financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.
               MidAmerican Rail Inc. - Organized to lease  railroad coal cars.
                    Incorporated in Iowa. Headquartered in Des Moines, Iowa.
               MidAmerican Services Company - Organized to provide complementary energy services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.
               MWR Capital Inc. - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.
               TTP, Inc. of South Dakota - Organized to invest in, develop and manage a cogeneration partnership. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

          b. Less than 100% but Greater than 10% Owned by MidAmerican Capital Company

          Diversified Electronics Ltd. - Organized to provide home security services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.
          Edge Technologies, Inc. - A joint venture organized in Iowa to generate capital for the development and commercialization of inventions. Incorporated in Iowa. Headquartered in Ames, Iowa.
          Founders Trust Company - Organized to provide investment advice and trust services. Incorporated in Texas. Headquartered in Dallas, Texas.
          McLeodUSA, Inc. - Organized to provide fiber optic telecommunications services. Incorporated in Iowa. Headquartered in Cedar Rapids, Iowa.
          Mycotech Corporation - Organized to produce fungal products for biopesticide and bioremediation applications. Incorporated in Delaware. Headquartered in Butte, Montana.
          Synergics, Inc. - Organized to develop and operate nonregulated hydropower projects. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

          b. Less than 100% but Greater than 10% Owned by MidAmerican Capital Company (continued)

               Tenaska III Texas Partners - Organized in Texas to construct, own and operate a cogeneration plant located near Paris, Texas. Partnership formed in Texas. Headquartered in Omaha, Nebraska.

               Utech Venture Capital Corporation - Organized to invest in venture capital. Incorporated in Delaware. Headquartered in Wilmington, Delaware.

     ii. Midwest Capital Group, Inc. - Organized as a holding company for nonregulated business development subsidiaries. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          a.  100% Owned by Midwest Capital Group, Inc.

               Dakota Dunes  Development  Company  -  Organized  to  invest  in, develop and/or manage real estate business ventures. Incorporated in Iowa. Headquartered in Dakota Dunes, South Dakota.

          b. Less than 100% but Greater than 10% Owned by Midwest Capital Group, Inc.

               Capital Center II Limited  Partnership  - Organized to construct, own, and operate office buildings in Des Moines, Iowa. Partnership formed in Iowa. Headquartered in Des Moines, Iowa.
               Capital Center III Limited  Partnership - Organized to construct, own and operate an office building in Des Moines, Iowa. Partnership formed in Iowa. Headquartered in Des Moines, Iowa.
               Northgate Park Associates  -  Organized  to  develop  and own an office park. Partnership formed in Iowa. Headquartered in Iowa City, Iowa.


     D.  Inactive Subsidiaries
         ---------------------
         100% Owned

           Midwest Gas  Company  -  Incorporated  in Iowa.
           DCCO Inc. - Incorporated in Minnesota.
           InterCoast Sierra Power Company - Incorporated in Delaware. MidAmerican Energy Financing II - Organized as a statutory business trust.
           CHRS, Inc. - Incorporated in Iowa.
           Bettendorf Lock & Security Services, Inc. - Incorporated in Iowa.

2. A brief description of the properties of the claimant and each of its subsidiary public utility companies.

     A. MidAmerican Energy Holdings Company is a holding company which owns electric and gas utility operations and various nonregulated businesses. MidAmerican Energy Holdings Company owns no physical utility property.

     B. MidAmerican Energy Company ("MidAmerican" or "Company") is a regulated public utility company, incorporated in the State of Iowa. On July 1, 1995, Iowa-Illinois Gas and Electric Company, Midwest Resources Inc. and its utility subsidiary, Midwest Power Systems Inc., merged with and into MidAmerican.

          The Company's utility operations consist of four distinct business units: generation, transmission, energy delivery and retail. The
          Company is primarily engaged in the business of generating, transmitting, distributing and selling electric energy and distributing, selling and transporting natural gas. The company owns intrastate natural gas transmission lines that do not constitute a material portion of the overall distribution system; as such these lines are classified as distribution lines for accounting purposes.

          The Company's utility service territory spans the State of Iowa, serving most of its larger cities as well as areas of Illinois, South Dakota, and a small area of Nebraska. MidAmerican provides electric service to 648,000 customers in Iowa, Illinois, and South Dakota and natural gas service to 619,000 customers in Iowa, Illinois, South Dakota, and Nebraska.


          i.  ELECTRIC OPERATIONS:

              MidAmerican's transmission lines, operating from 34,500 to 345,000 volts, totalled 4,226 circuit miles at December 31, 1997 (3,930 miles are located in Iowa). MidAmerican owned 277 distribution substations (243 are located in Iowa) and 54 transmission substations (49 in Iowa) at December 31, 1997.

              MidAmerican owns or connects with electric transmission lines which deliver electric energy at or near the Iowa state border at the following interconnecting points:

               1. 161 kv interconnection near Creston, Iowa with Western Area Power Administration;

               2. 161 kv interconnection near Clarinda, Iowa with St. Joseph Light and Power Company;

               3. 345 and 161 kv interconnections at Council Bluffs, Iowa with Omaha Public Power District;

               4. 345 and 161 kv interconnections at Sioux City, Iowa with Omaha Public Power District;

               5. 69 kv interconnection at Hamburg, Iowa with Associated Electric Cooperative, Inc.;

               6. 345 kv interconnections near Hills, Iowa and near Haskins, Iowa with Union Electric Company;

               7. 345 kv interconnection at Sioux City, Iowa with Nebraska Public Power District;

               8. 345 kv interconnection at Cooper Nuclear Station with Nebraska Public Power District;

               9. 345 kv interconnection near Lakefield Junction, Minnesota, with Interstate Power Company;

               10. 345 and 161 kv interconnections near Sioux City, Iowa with Western Area Power Administration;

               11. 345 kv interconnection at Quad-Cities Station near Cordova, Illinois, with Commonwealth Edison Company and Interstate Power Company;

               12.  161  kv  interconnection  near  Galesburg,   Illinois,  with
                    Illinois Power Company; and

               13. 161 kv interconnection near Camanche, Iowa, with Interstate Power Company.

               MidAmerican owns or connects with the following transmission lines at or near the Iowa state border in order to serve its electric customers:

               1.   two 69 kv transmission lines near McCook Lake, South Dakota;

               2.   one 69 kv transmission line near Alcester, South Dakota;

               3.   one 161 kv transmission line near Rock Island, Illinois;

               4.   one 161 kv transmission line in East Moline, Illinois;

               5. one 69 kv transmission line in or near Port Bryan and Cordova, Illinois;

               6.   two 69 kv transmission lines in East Moline, Illinois;

               7.   two 69 kv transmission lines in Moline, Illinois; and

               8.   one 69 kv transmission line in Rock Island, Illinois.

               Electric generating facilities at December 31, 1997 consisted of the following. The net accredited generating capacity, along with the participation purchases and sales, net, and firm purchases and sales, net, are shown for the summer 1997 accreditation.

                                                                  Accredited
                                            Percent               Generating
     Plant                                 Ownership     Fuel    Capability (MW)
---------------------------------------    ---------     ----    --------------

Steam Electric Generating Plants:
     Iowa
          George Neal Station
              Unit No. 1                     100.0       Coal        135
              Unit No. 2                     100.0       Coal        300
              Unit No. 3 (jointly owned)      72.0       Coal        371
              Unit No. 4 (jointly owned)      41.0       Coal        253
          Ottumwa Unit (jointly owned)        52.0       Coal        372
          Louisa Unit (jointly owned)         88.0       Coal        616
          Council Bluffs Energy Center
              Unit No. 1                     100.0       Coal         43
              Unit No. 2                     100.0       Coal         88
              Unit No. 3 (jointly owned)      79.0       Coal        534
          Riverside Station
              Unit No. 3                     100.0       Coal          5
              Unit No. 5                     100.0       Coal        130
                                                                   -----
Total Steam Electric Generating Units                              2,847
                                                                   ------

                                                                   Accredited
                                           Percent                 Generating
     Plant                                Ownership     Fuel     Capability (MW)
--------------------------------          ---------  ----------- --------------

Combustion Turbines:
     Iowa
          Parr-2 units                       100.0    Gas or Oil       31
          Electrifarm-3 units                100.0    Gas or Oil      186
          River Hills Energy Center-8 units  100.0    Gas or Oil      116
          Sycamore Energy Center-2 units     100.0    Gas or Oil      149
          Pleasant Hill-3 units              100.0        Oil         148
          Coralville-1 unit                  100.0    Gas or Oil       64
     Illinois
          Moline-4 units                     100.0    Gas or Oil       64
                                                                      ----
Total Combustion Turbine                                              758
                                                                      ----

Nuclear:
     Illinois
          Quad-Cities Station
          Unit No. 1 (jointly owned)          25.0      Nuclear       192
          Unit No. 2 (jointly owned)          25.0      Nuclear       191
     Nebraska
          Cooper Station (Note 1)             50.0      Nuclear       387
                                                                     ----
Total Nuclear                                                         770
                                                                     ----

Hydro:
     Illinois
          Moline - 4 units                   100.0       Water          3
                                                                     ----
Total Hydro                                                             3
                                                                     ----

Net Accredited Generating Capability                                4,378
Participation Purchases and Sales, Net                                (85)
                                                                    -----
  Total Net Accredited Generating Capability                        4,293
                                                                    -----

Firm Purchases and Sales, Net                                         (47)
                                                                    =====
Adjusted Net Accredited Generating Capability                       4,246
                                                                    =====


(1) Cooper Nuclear Station is owned by Nebraska Public Power District and the amount shown is MidAmerican's entitlement (50 percent) of Cooper's accredited capability under a power purchase agreement extending to the year 2004.

     ii.  GAS OPERATIONS

          MidAmerican  serves  customers in Iowa,  Illinois,  South Dakota,  and
          Nebraska. MidAmerican is responsible for the procurement, transportation, storage and distribution of natural gas. Natural gas is procured from various suppliers and transported on a firm or interruptible basis by Northern Natural Gas Co., Natural Gas Pipeline Co. of America and ANR Pipeline Co. to the Company's service territory. The gas is stored in various storage facilities to manage fluctuation in system demand and seasonal pricing. MidAmerican's highest peak-day delivery was 1,143,026 MMBtus.

          Natural gas is distributed through 19,161 miles of distribution mains and services of which 14,984 miles are located in Iowa, 2,015 miles in Illinois, 2,016 miles in South Dakota and 146 miles in Nebraska.

          Other natural gas property owned includes: three liquefied natural gas plants located in Bettendorf, Iowa, Waterloo, Iowa, and Des Moines, Iowa with 109,600 MMBtu maximum daily delivery capacity and three propane-air gas peak shaving plants located in Sioux City, Iowa, Waterloo, Iowa, and Des Moines, Iowa, with a total maximum daily delivery capacity of 75,440 MMBtu.

3. The following information, along with additional data, provides the electric and natural gas data for MidAmerican for the year ended December 31, 1997.

     a.   (1) Number of kWh of electric energy sold (at retail or wholesale):

                Retail                   15,665,943,000
                Sales for Resale          6,987,268,000

          (2) Number of MMBtu of natural gas distributed (at retail)
                                             93,825,000

     b. (1) Number of kWh of electric energy distributed at retail outside of the state of incorporation:

                South Dakota               107,586,000
                Illinois                 1,681,252,000

          (2) Number of MMBtu of natural gas distributed at retail outside of the state of incorporation:

                Illinois                      9,788,000
                South Dakota                  9,159,000
                Nebraska                        664,000

     c. (1) Number of kWh of electric energy sold at wholesale outside of the state of incorporation, or at the state line: None

          The number of kWh of electric energy sold at wholesale outside of the state of incorporation, or at the state line, excludes the following sales for resale transactions originating within the State of Iowa to purchasers outside the state: 5,411,709,000.

          (2) Number of MMBtu of natural gas sold at wholesale outside of the state of incorporation, or at the state line: None

     d. (1) Number of kWh of electric energy purchased outside of the state of incorporation, or at the state line:

                Nebraska                  3,628,276,000
                South Dakota              1,102,329,000
                Illinois                    210,895,199
                Canada                      164,077,000
                Missouri                    117,302,000
                Minnesota                    99,930,000
                North Dakota                 45,463,000
                Texas                        37,461,000
                Alabama                      21,912,000
                Wisconsin                    19,095,000
                Other States                 24,003,000

         (2) Number of MMBtu of natural gas purchased outside of the state of incorporation, or at the state line:

                Texas                        18,060,000
                Kansas                       17,484,000
                Minnesota                    14,678,000
                Louisiana                     5,118,000
                New Mexico                    1,746,000
                Illinois                        545,000
                Oklahoma                         20,000


     e.   Additional Data:

          (1) Electric operating revenues (000):

                Iowa                      87.6%                  $  986,562
                Outside of Iowa           12.4%                  $  139,738
                  Total                  100.0%                  $1,126,300

          (2) Natural gas operating revenues (000):

                Iowa                      79.0%                  $  423,708
                Outside of Iowa           21.0%                  $  112,598
                  Total                  100.0%                  $  536,306

          (3) Total average electric customers:

                Iowa                      86.5%                     557,205
                Outside of Iowa           13.5%                      87,064
                  Total                  100.0%                     644,269

          (4) Total average natural gas customers:

                Iowa                      78.6%                     481,400
                Outside of Iowa           21.4%                     130,902
                  Total                  100.0%                     612,302

          (5) Net utility plant- electric (000):

                Iowa                      88.3%                  $1,903,719
                Outside of Iowa           11.7%                    $253,226
                  Total                  100.0%                  $2,156,945

          (6) Net utility plant- gas (000):

                Iowa                      79.8%                    $371,907
                Outside of Iowa           20.2%                     $94,253
                  Total                  100.0%                    $466,160


4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company.

     a. Name, Location, business address and description of the facilities used by the EWG or foreign utility company for generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas: None

     b. Name of each system company that holds an interest in such EWG or foreign utility company: None

     c. Type and amount of capital invested, directly or indirectly, or any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:
          None

     d. Capitalization and earnings of the EWG or foreign utility company during the reporting period: None

     e. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company: None

Exhibit A

     Exhibit A, pages 1 through 21 (see attached), shows consolidating statements of income and retained earnings of the claimant and its subsidiary companies for the year ended December 31, 1997, together with consolidating balance sheets of the claimant and its subsidiary companies as of December 31, 1997.

Exhibit B

     A consolidated financial data schedule will accompany the filed version of this draft form when filed with the Commission via EDGAR.

Exhibit C

     Not Applicable.

     The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.



                                    MidAmerican Energy Holdings Company



                                    By  /s/ A. L. Wells
                                      -----------------------------------------
                                        A. L. Wells, Sr. Vice President and
                                          Chief Financial Officer

Attest:



    /s/ P. J. Leighton
------------------------------------------
        P. J. Leighton, Vice President and
          Corporate Secretary



All notices and correspondence concerning this statement should be addressed to:

     P. J. Leighton
     Vice President and Corporate Secretary
     MidAmerican Energy Holdings Company
     P.O. Box 657
     Des Moines, IA 50303-0657